UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Termination of Negotiations Regarding Proposed Acquisition

As previously disclosed in the Company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 5, 2026, Maase Inc. (the “Company”) was in negotiations regarding a proposed acquisition of Shandong Sandi Water Purification Technology Co., Ltd. and its subsidiaries (the “Proposed Acquisition”).

Following further discussions and careful evaluation, the Company has determined not to proceed with the Proposed Acquisition and ceased negotiations with the relevant parties. No definitive or binding agreements relating to the Proposed Acquisition were entered into by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: October 1, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

2